a2a
energie in comune

JUL 25 2008
THOMSON REUTERS

RECEIVED

2008 JUL 24 A 6:40

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO. 82-4911

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

[redacted]

BY COURIER

08003969

July 18, 2008

AEM SPA

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Nardone

Maria Angela Nardone

Encl.

7/24

A2A SpA
Sede legale:
Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Sede direzionale e amministrativa:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese BS 11957540153
Numero REA 493995

info@a2a.eu
www.a2a.eu

Cod. 5986127 - 2.2008

a2a
energie in comune

PRESS RELEASE

A2A SELECTS THE E.ON (ENDESA ITALIA) ASSETS. THE GROUP DIVERSIFIES ITS PRODUCTION TECHNOLOGIES, STRENGTHENING ITS POSITION IN RENEWABLE ENERGY.

Milan, July 18, 2008 - A2A has exercised today its right to select a number of plants owned by E.ON Produzione S.p.A. (formerly Endesa Italia S.p.A.), thus starting the demerger process of the company, as provided under the agreement signed on 16 June 2008 by A2A S.p.A., Acciona S.A., Enel S.p.A., E.ON AG, Endesa S.A., Endesa Europa S.L. and Endesa Italia S.p.A.

Pursuant to this agreement, the demerger procedure involves the setting-up of a new corporate vehicle, to which all the selected electricity generating assets will be transferred, as well as the relative assigned liabilities, and of which A2A will hold 100% of the share capital, in exchange for the cancellation of its 20% stake in E.ON Produzione.

The choice made by A2A involves the thermoelectric plant at Monfalcone and the cluster of hydroelectric stations in Calabria, with an installed power of 976 MW and 484 MW respectively. With the acquisition of these plants, A2A's productive capacity increases significantly, from about 4,100 MW to about 5,500 MW, with more than 25% of the installed power being supplied by renewable sources.

Investments are planned for the Monfalcone plant which are already authorised and provided with the environmental impact assessment (*V.I.A. - Valutazione di Impatto Ambientale*): between now and 2011 these will include the decommissioning of the oil-burning generators (for an installed power of 640 MW, but less efficient and with a higher emissions rating) and the installation of a new 800 MW CCGT alongside the existing coal-burning plant, bringing the total power produced up to approximately 1,140 MW.

The hydroelectric plants in Calabria take their place alongside A2A's portfolio of hydroelectric plants, both basin and run-of-river, located in Valtellina, as well as Edipower's complexes in Mese, Tusciano and Udine. Following renovation and upgrading operations, these generators are also producing green certificates, as are the run-of-river plants in the Brescia province.

The acquisition of E.ON Produzione's assets also coincides with the recent completion of the combined cycle thermoelectric plant at Gissi (in the province of Chieti), which connected its first 400 MW bank of generators to the grid at the end of June. The second module (supplying a further 400 MW) is expected to come into operation next August.

As a result of these transactions, the A2A group's production will therefore be better distributed in Italy and more diversified in terms of primary sources and technologies used.

The transaction will be notified to the Italian Anti-trust Authority, and its completion is expected by 31 December 2008.

The impact of the transaction on the group's overall net financial position is expected to be approximately 250 million euros.

For further information:
Communication and External Relations - Press Office - Tel. (39) 027720.4582 - ufficiostampa@a2a.eu
Investor Relations - Tel. (39) 027720.3879 - ir@a2a.eu www.a2a.eu

END